UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April, 2015

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Item 1 – Information Contained in this Form 6-K Report

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-202810).
The following exhibits are filed as part of this report:

1.1
Underwriting Agreement by and among Capital Product Partners L.P., Capital GP L.L.C., Capital Product Operating L.L.C., Crude Carriers Corp., Crude Carriers Operating Corp., Capital Ship Management Corp. (collectively, the “Capital Parties”), and UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Raymond James & Associates, Inc. as Representatives of the several underwriters named therein, dated April 16, 2015.

5.1	Opinion of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Product Partners L.P., as to the validity of the securities being issued.

8.1	Opinion of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Product Partners L.P., with respect to certain tax matters.

23.1	Consent of Watson Farley and Williams LLP, Marshall Islands counsel to Capital Product Partners L.P. (included in Exhibits 5.1 and 8.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: April 21, 2015	By:	Capital GP L.L.C., its general partner

/s/ Petros Christodoulou
		Name:	Petros Christodoulou
		Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.